FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Proposed IPO of our Subsidiary, ICICI Prudential Life Insurance Company Limited (“ICICI Pru Life”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

This is further to the communication dated September 8, 2016 vide which we had informed about the proposed IPO of our subsidiary, ICICI Pru Life and the issue opening dates and price band for the same.

We would like to further inform you that the Offer includes a reservation of upto 18,134,105 Equity Shares for purchase by ICICI Bank Shareholders (the “Reserved Category”) who fall under the category of individuals and HUFs being public equity shareholders of the Bank (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of the Bank) as on the date of the red herring prospectus (the “Red Herring Prospectus”) filed by ICICI Pru Life with the Registrar of Companies, Maharashtra, at Mumbai i.e. September 7, 2016.

For any further details about Reserved Category please refer to Red Herring Prospectus dated September 7, 2016, which will be made available on the website of Securities and Exchange Board of India at www.sebi.gov.in as well as on the websites of the Global Co-ordinators and Book Running Lead Managers, i.e., DSP Merrill Lynch Limited and ICICI Securities Limited at www.dspml.com and www.icicisecurities.com, respectively and the Book Running Lead Managers i.e., CLSA India Private Limited, Deutsche Equities India Private Limited, Edelweiss Financial Services Limited, HSBC Securities and Capital Markets (India) Private Limited, IIFL Holdings Limited, JM Financial Institutional Securities Limited, SBI Capital Markets Limited and UBS Securities India Private Limited at www.india.clsa.com, www.db.com/India, www.edelweissfin.com, http://www.hsbc.co.in/1/2/corporate/equities-globalinvestment-banking, www.iiflcap.com, www.jmfl.com, www.sbicaps.com and www.ubs.com/indianoffers, respectively.

This is for your information and records.

The information contained in any website mentioned in this announcement shall not be deemed “filed” or “furnished” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to in this announcement have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. The Equity Shares referred to in this announcement have not been and will not be registered, listed or otherwise qualified in any other jurisdiction outside of India.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 9, 2016	By:	/s/ Shanthi Venkatesan
			Name	:	Ms. Shanthi Venkatesan
			Title	:	Deputy General Manager